January 17, 2020

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attn: Edward M. Kelly

Re:	Ecoark Holdings, Inc.
Registration Statement on Form S-1
Filed December 12, 2019
File No. 333-235456

Dear Mr. Kelly:

Please find below responses to certain questions raised by the staff of the Securities and Exchange Commission in its letter dated January 8, 2020 (the “Comment Letter”) relating to the filing made by Ecoark Holdings, Inc. (the “Company”) referenced above.

For your convenience, and for completeness purposes, the comments contained in the Comment Letter have been restated below in their entirety, with the Company’s response set forth immediately beneath such comment.

Selling Stockholders, page 14

1. Please revise to indicate by footnote or otherwise in what specific transaction each of the selling stockholders acquired the shares of common stock being registered for resale. Additionally, provide the information required by Item 701 of Regulation S-K.

The Company revised to indicate by footnote the specific transactions each of the selling stockholders acquired the shares of common stock being registered for resale. The Company additionally provided the information required by Item 701 of Regulation S-K.

2. Please disclose whether any of the selling stockholders are broker-dealers or affiliates of broker-dealers. For those selling stockholders that are affiliates of broker-dealers, please disclose, if true, that each selling stockholder purchased the securities in the ordinary course of business; and at the time of purchase of the securities to be resold, the selling stockholders had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If a selling stockholder is unable to provide these representations, then the prospectus should state that the selling stockholder is an underwriter.

None of the selling stockholders are broker-dealers or affiliates of broker-dealers.

Business, page 31

3. Please revise disclosure in the business section to provide a robust discussion of the business of Trend Holdings. Additionally, disclose the need for any governmental approval of Trend Holdings' principal products or services. See Item 101(h)(4)(viii) of Regulation S-K. Additionally, disclose the effect of existing or probable governmental regulations on Trend Holdings' business. See Item 101((h)(4)(ix) of Regulation S-K.

The Company has included an expanded description of Trend Holdings.

Certain Relationships and Related Party Transactions, page 44

4. It appears that you should revise this section to include the information provided in the second paragraph of Note 12: Related-Party Transactions on page F-30, in the first paragraph of Note 19: Subsequent Events on page F-44, and in Note 10: Notes Payable - Related Parties on page F-59. See Item 404 of Regulation S-K.

The Company revised its disclosure related to Certain Relationships and Related Party Transactions.

Legal Matters, page 47

5. Please update your exhibit index to include counsel's legal opinion and file such opinion as an exhibit with your next amendment See Item 601(b)(5) of Regulation S-K.

The required legal opinion has been filed as an exhibit to the amendment.

Condensed Consolidated Financial Statements

Note 15 - Acquisition of Trend Discovery Holdings, Inc., page F-62

6. We noted that you acquired Trend Discovery Holdings, Inc. for a purchase price of $3.2 million, which was 128% of total assets at March 31, 2019. Please revise to include Rule 8-04 financial statements.

The required financial statements will be filed by amendment.

Signatures, page II-7

7. Your principal accounting officer or controller also must sign the registration statement. Furthermore, any person who occupies more than one of the specified positions, for example, principal financial officer and principal accounting officer or controller, must indicate in each capacity in which he signs the registration statement. See instructions for signatures on Form S-1, and revise.

Brad Hoagland has signed the registration statement as Principal Financial Officer and Principal Accounting Officer and has indicated the capacity in which he signed the registration statement.

General

8. Please finalize all information within brackets throughout the registration statement. Also, ensure that the amount of shares is consistent with amount listed on page 14. We note that the tabular disclosure that the selling stockholders may offer and sell up to 5,379,313 shares of common stock is inconsistent with disclosure on the prospectus' outside front cover page that the selling stockholders may offer and sell up to 5,379,312 share of common stock.

The Company finalized all information within brackets throughout the registration statement and revised the disclosures so that all share registration disclosures are consistent.

9. You announced on June 6, 2019 that you had executed a non-binding letter of intent to acquire Nepsis Inc., an asset management and financial planning company, and that you expected to complete the acquisition in the next 90 days. Please advise us of the current status of this announced acquisition.

The Company terminated the non-binding letter of intent with Nepsis Inc.

10. Please provide information and an analysis under Section 3 of the Investment Company Act of 1940 with respect to whether the company is an investment company.

The Company is not currently engaged in the business of investing, reinvesting, or trading in securities. The Company, directly and through its subsidiaries, is engaged primarily in the business of providing management solutions for fresh food growers, suppliers, processors, distributors, grocers and restaurants through its Zest software, hardware devices including Radio-Frequency Identification (“RFID”) technology, software, and services. For the year ended March 31, 2019, all of the Company’s revenues of $1,062,000 were generated by Zest Labs, Inc., principally from a project with Walmart. For the six months ended September 30, 2019, the Company had revenue of $79,000 split between Zest Labs, Inc. and Trend Holdings. The majority of the Company’s operating expenses of $4,917,000 for the period ended September 30, 2019 were for Zest Labs, Inc.

Through its acquisition of Trend Holdings, the Company also acquired Trend Holding’s subsidiary, Trend Discovery Capital Management. Trend Discovery Capital Management manages several entities including Trend Discovery LP and Trend Discovery SPV I. Trend Discovery LP is a hybrid hedge fund with a since inception track record of outperforming the S&P 500. Trend Discovery LP primarily invests in early-stage startups.

Further, the Company does not hold itself out to be engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities, although the Company intends to continue to grow its business by making strategic acquisitions, from time to time, of businesses and technologies that fit its overall growth strategy.

As of the date hereof, except for the Company’s investments in the equity securities of its wholly-owned subsidiaries, the Company does not hold “investment securities” for the purposes of Section 3 of the Company Act.

Please call the undersigned at 212-658-0458 if you have any further questions.

Sincerely,

/s/ Peter DiChiara
Peter DiChiara, Esq.

Cc:	Brad Hoagland
Melissa Raminpour